UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2025 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

As previously disclosed, on June 25, 2025, the service of Jacob Harel as a director and the chairman of the board of directors (the “Board”) of PolyPid Ltd. (the “Company”) terminated at the Company’s Annual and Extraordinary General Meeting of Shareholders.

On August 11, 2025, the Board elected Nir Dror, who has been serving as a director of the Board since May 2020, to the role of Interim Chairman of the Board to serve in this role until further notice or decision by the Board.

On August 13, 2025, the Company issued a press release, titled “PolyPid Provides Corporate Update and Reports Second Quarter 2025 Financial Results.”

The first paragraph above of this Report of Foreign Private Issuer on Form 6-K and the bullet points under the section titled “Recent Corporate Highlights,” the sections titled “Financial results for the three months ended June 30, 2025,” “Financial results for the six months ended June 30, 2025,” “Balance Sheet Highlights,” and “Forward-looking Statements” and the financial statements in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by PolyPid Ltd. on August 13, 2025, titled “PolyPid Provides Corporate Update and Reports Second Quarter 2025 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: August 13, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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